UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:		Date examination completed:
								April 8, 2004
	811-05984						October 31, 2004


2.   State identification Number:

     AL             AK             AZ             AR             CA        CO
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     CT             DE             DC             FL             GA        HI
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     ID             IL             IN             IA             KS        KY
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     LA             ME             MD             MA             MI        MN
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     MS             MO             MT             NE             NV        NH
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     NJ             NM             NY             NC             ND        OH
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     OK             OR             PA             RI             SC        SD
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     TN             TX             UT             VT             VA        WA
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     WV             WI             WY             PUERTO RICO
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     Other (specify):


3.   Exact name of investment company as specified in registration statement:

	The New Ireland Fund

4. Address of principal executive office (number, street, city, state, Zip code):
	c/o PFPC Inc., 99 High Street 27th Floor Boston, MA 02110
ATTACHEMENTS:

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of The New Ireland Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 8, 2004, June 23, 2004 and October 31, 2004, and with respect to agreement of security purchases and sales, for the period from October 31, 2003 (the date of the our last examination) through April 8, 2004, from April 8, 2004 through June 23, 2004 and from June 23, 2004 through October 31, 2004.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 8, 2004, June 23, 2004 and October 31, 2004, and with respect to agreement of security purchases and sales, for the period from October 31, 2003 (the date of our last examination) through April 8, 2004, from April 8, 2004 through June 23, 2004 and from June 23, 2004 through October 31, 2004, with respect to securities reflected in the investment account of the Fund.

The New Ireland Fund, Inc.

By:
By: /s/Denis Curran						02/25/05
President	Date
The New Ireland Fund, Inc.


By: /s/Lelia Long						02/25/05
Treasurer	Date
The New Ireland Fund, Inc.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The New Ireland Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The New Ireland Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 31, 2004. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 8, 2004, June 23, 2004 and October 31, 2004, and with respect to agreement of security purchases and sales, for the period from October 31, 2003 (the date of our last examination) through April 8, 2004, from April 8, 2004 through June 23, 2004 and from June 23, 2004 through October 31, 2004:

* Confirmation with Bank of Ireland Security Services of all securities held by institutions in book entry form (the Crest system of Dublin, Ireland)

* Reconciliation of all such securities to the books and records of the Fund and the Custodian (Bank of Ireland);

* Agreement of two security purchase and four security sales from the books and records of the Fund to Bank of Ireland's custody records.

We believe that our examination provides a reasonable basis for our Opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that The New Ireland Fund, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2004, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The New Ireland Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton, LLP
New York, New York
November 29, 2004